April 27, 2006

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.


06013194

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Kobe Steel announces policy on acts of substantial purchase of Kobe Steel shares (takeover defense measure)"

Thank you for your assistance in handling it as required.

Sincerely yours,

櫻井 宏之

Hiroyuki Sakurai
Finance Department
Kobe Steel, Ltd.

dw 5/8

ANNOUNCEMENT

Kobe Steel announces policy on acts of substantial purchase of Kobe Steel shares (takeover defense measure)

TOKYO, April 27, 2006 – Kobe Steel, Ltd. plans to adopt a takeover defense measure in the event that an outside party attempts to acquire a substantial number of Kobe Steel shares.

The Kobe Steel Group recently unveiled its Fiscal 2006-2008 Medium-Term Business Plan. The plan aims to further strengthen the competitiveness of its business segments and continue to raise the corporate value of the Kobe Steel Group over the long term.

In the capital market, hostile bids have been gaining management rights through the sudden purchase of a large number of shares without adequate information on such moves to shareholders. In the event that Kobe Steel is targeted for such a large-scale purchase of its shares, the moves of the party acquiring the shares may damage the mutual trust that the Kobe Steel Group has cultivated among its many stakeholders. This in turn may damage the corporate value of the Kobe Steel Group.

The final decision on whether or not to respond to an acquisition bid ultimately rests on the shareholders. However, shareholders may not find it easy to appropriately compare and consider the corporate value of the Kobe Steel Group, the common interests and other effects, when they are faced with having to make decisions in a short time on the sudden acquisition of a substantial number of Kobe Steel shares, without adequate notice on management policies and other important information.

In order to maintain and improve the company's corporate value and consequently the common interests of its shareholders, Kobe Steel intends to introduce a takeover defense measure that requires advanced notification. An outline of the measure is as follows:

1. Rules on the substantial purchase of shares

A party that attempts to acquire voting rights amounting to 15% or more by acquiring Kobe Steel's shares will be required to disclose in advance its purpose, management policy following the acquisition of the shares, and other information. Kobe Steel's board of directors has determined an evaluation period ranging from 60 to 90 days. To all of its shareholders, Kobe Steel will provide information on the action of the party attempting to acquire a substantial number of shares. The board of directors will also provide its opinion on the large-scale acquisition of shares to its shareholders.

2. Independent Committee

To eliminate arbitrariness among the board of directors, an independent committee comprised of three or more outside experts, taking into consideration the opinions of the board of directors, will compare, consider and decide on the validity of the acquisition of a large number of shares.

In the case that the party attempting to acquire a large number of shares deviates from the rules, or abides by the rules but the action of acquiring a substantial shareholding in the Company is judged to materially damage Kobe Steel's corporate value and consequently the common interests of its shareholders, the independent committee will advise the board of directors to implement the takeover defense measure.

The board of directors will decide on whether or not to implement the takeover defense measure, but it will place the highest value on the recommendation of the independent committee.

3. About the takeover defense measure

The takeover defense measure to be implemented will consist of the allotment of new share acquisition rights that do not require application by the shareholders (called in Japanese *shinkabu yoyakuken musho wariate*). The measure is aimed at reducing the ratio of the voting rights of the party attempting to acquire a substantial shareholding. As a result, it would prevent a large-scale purchase of shares by an outside party that would damage the corporate value and therefore the common interests of the shareholders.

4. Other

At the board of directors meeting held today, Kobe Steel decided to introduce this takeover defense measure. At the general shareholders' meeting to be held in late June, directors of the company will be decided by shareholder vote, and the directors will state their approval or disapproval of the takeover defense measure.

The takeover defense measure is appropriately designed in accordance with relevant laws, regulations set forth by the Tokyo Stock Exchange, Inc., and "Ensuring and/or Increasing Corporate Value and Stakeholder Profits: Takeover Defense Guidelines" issued by the Ministry of Economy, Trade and Industry and the Ministry of Justice.

The takeover defense measure will go into effective on May 1, 2006, in accordance with the provisions for new share acquisition rights under the Japanese Corporate Law.

Media Contact:
Gary Tsuchida, Publicity Group
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688 Japan
Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971